Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Power Corporation:

We consent to the use of our reports dated February 29, 2012, with respect to the consolidated balance sheets of Atlantic Power Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the two years then ended, and the related financial statement schedule “Schedule II Valuation and Qualifying Accounts,” and the effectiveness of internal control over financial reporting as of December 31, 2011, included herein and to the reference to our firm under the heading “Experts” in the registration statement on Form S-4.

/s/ KPMG LLP

May 18, 2012